UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2013

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Belavia to Add Two E195s to its Fleet

Salzburg, Austria, October 3, 2013 – Belavia of Minsk, Belarus, has signed a firm contract for two E195s with Embraer Commercial Aviation. The transaction was announced today at a press briefing in Salzburg at the annual general meeting of the European Regions Airline Association (ERA – www.eraa.org). The firm order will be included in Embraer’s 2013 third quarter backlog.

The aircraft will join two E175s already operating at the airline. The acquisition is part of the carrier’s fleet renewal initiative to replace older aircraft. The first E195 will be delivered in the first semester of 2014.

“Belavia has seen the enormous potential of E-Jets and selected the E195 to complement the E175s as they replace larger-capacity aircraft,” said Paulo Cesar Silva, President & CEO, Embraer Commercial Aviation. “The exceptional seat-kilometer cost of the E195 and its crew and parts commonality with the E175 will deliver even better economics and operating efficiency to the airline.”

Belavia selected the E195 to replace its older narrow-bodied jets. The aircraft are configured with 107 seats in a two-class layout. The E195s will allow the airline to increase frequencies on some routes and to develop its network from its base at Minsk International Airport.

“We identified the E195 as the ideal aircraft to satisfy the expected growth in demand on some of our routes,” said Anatoly Gusarov, Director General of Belavia. It was a natural choice because of the technical commonality with the E175 and for their superior cabin comfort.”

Since they entered revenue service in 2004, the E-Jets family has received more than 1,300 orders. The company recently delivered the 1,000th production aircraft to Republic Airways of the USA. Currently, E-Jets are flying with 64 airlines from 45 countries. In Europe, 24 airlines have added E-Jets to their fleets. The versatile 70- to 130-seat, four-aircraft family is flying with low cost airlines, regional and mainline carriers. Collectively, the E-Jets fleet has accumulated more than 10 million flight hours.

About Belavia

Created in 1996, Belavia is the 100% state-owned flag-carrier of Belarus. Belavia codeshares with AZAL, airBaltic, Austrian, CSA, Finnair, KLM, LOT, Rossiya, Transaero and S7, Air France, Ural Airlines, Severstal, Etihad Airways. Belavia operates to 44 destinations in Europe, Asia and he Middle East. Belavia’s fleet consists of 21 aircraft. Belavia carried 1.2 million passengers in 2012. Further information is available at www.belavia.by.Follow us @Belavia_by; www.facebook.com/belavia

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	press.asiapacific@sin.embraer.com Tel.: +65 6305 9955 Fax: +65 6734 8255

Follow us on Twitter: @EmbraerSA

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	press.asiapacific@sin.embraer.com Tel.: +65 6305 9955 Fax: +65 6734 8255

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 3, 2013

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Executive Vice-President and Chief Financial and Investor Relations Officer